May 16, 2025

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street, Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Amendment No. 7 to Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-280762
Dear Andrew Brodkey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1
Prospectus Summary
Summary of Risk Factors, page 4

1. Please substantially revise this section to conform with the revisions to the longer discussions of risks under Risk Factors beginning on page 6.
The Offering, page 5

2. Please reconcile the Outstanding Common Stock Before the Offering of 261,463,039
       to the number of common share outstanding on page F-4 of 261,463,225. If there has been activity since January 31, 2025, please revise Note 10 - Subsequent Events on page F-18.
 May 16, 2025
Page 2

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Cassi Olson, Esq.